Demeter Advisory Group, LLC

Annual Audit Report

December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67919

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (mm/dd/yy) AND ENDING **12/31/18** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Demeter Advisory Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Halleck Street, Ste 220
(No. and Street)

San Francisco	**California**	**94129**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Menashe **415-632-4400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 Annual Audited Report Form X-17A-5

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 19th day of Feb., 2019, by
Date *Month* *Year*

(1) Jeff. A Menashe

(and (2) ______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

REBECCA B. KUANG
Notary Public - California
San Francisco County
Commission # 2257693
My Comm. Expires Sep 9, 2022

Signature ______________________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________________ **Document Date:** ______________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________________________



OATH OR AFFIRMATION

I, **Jeff Menashe**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Demeter Advisory Group, LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

_____
CEO
Title

Notary Public

This report** contains (check all applicable boxes):

☑ (a) Facing page
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2018

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Demeter Advisory Group, LLC (the "Company') as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Demeter Advisory Group, LLC's auditor since 2008.
Walnut Creek, California
February 19, 2019

1

Demeter Advisory Group, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	65,644
Prepaid expenses and other assets		9,043
Total Assets	$	74,687
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	11,412
Total Liabilities		11,412
Member's Equity		63,275
Total Liabilities and Member's Equity	$	74,687

see accompanying notes

Demeter Advisory Group, LLC

Statement of Income

For the Year Ended December 31, 2018

Revenue	
Investment banking fees	$ 3,150,000
Total Revenue	3,150,000
Expenses	
Professional fees	22,400
Regulatory fees	9,419
Other operating expenses	9,892
Total Expenses	41,711
Net Income	$ 3,108,289

see accompanying notes

Demeter Advisory Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2018

January 1, 2018	$	54,986
Distributions		(3,100,000)
Net income		3,108,289
December 31, 2018	$	63,275

Demeter Advisory Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net income	$	3,108,289
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses and other assets		(5,966)
Increase (decrease) in:		
Accounts payable and accrued expenses		2,190
Net Cash Provided by Operating Activities		3,104,513
Cash Flows from Financing Activities		
Distributions		(3,100,000)
Net Cash Used in Financing Activities		(3,100,000)
Net Increase in Cash and Cash equivalents		4,513
Cash and cash equivalents at beginning of year		61,131
Cash and Cash Equivalents at End of Year	$	65,644

see accompanying notes

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2018

1. Organization

Demeter Advisory Group, LLC (the "Company") was organized as a California limited liability company in March 2008. The Company is owned by its sole member, Demeter Group Holdings, LP ("DGH"), and operates in San Francisco, California. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer registered with the Securities and Exchange Commission and engages in mergers and acquisitions and private placement advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisitions and private placement advisory services. Revenue is recognized at a point in time upon completion of a predetermined specified event as the related performance obligation is to successfully broker a specific transaction. See Note 3, New Accounting Pronouncements, and Note 6, Revenue from Contracts with Customers, for further information.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. At December 31, 2018, the Company has no assets or liabilities that are required to be adjusted to fair value on a recurring basis.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2014.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2018

3. **New Accounting Pronouncements**

   Recently Issued Accounting Guidance, Not Yet Adopted

   ASU 2016-13 *Financial Instruments - Credit Losses (Topic 326)* ("ASU 2016-13")
   In June 2016, the FASB issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

   Recently Adopted Accounting Guidance

   ASU 2014-09 *Revenue from Contracts with Customers* ("ASU 2014-09")
   Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 using the full retrospective approach with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. As a result, management determined there was no beginning balance effect on the financial statements for the period ended December 31, 2018.

   The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the statement of operations most closely associated with financial instruments, including interest income and interest expense.

   See Note 6 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

4. **Risk Concentration and Contingencies**

   For the year ended December 31, 2018, 100% of investment banking fees were earned from one client.

   At various times during the year, the Company's cash balances may exceed the FDIC insured limit.

   In the ordinary course of business, the Company may be involved in certain litigation and disputes. The Company does not believe such matters will have a material impact on its financial condition.

5. **Related Party Transactions**

   The Company has an expense sharing agreement with DGH. DGH provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate DGH. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2018

6. Revenues from Contracts with Customers

On January 1, 2018, the Company adopted ASU 2014-09 "Revenue from Contracts with Customers" using the full retrospective method which did not result in a cumulative-effect adjustment at the date of adoption. Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Success fees from merger and acquisition engagements are typically variable fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction).

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Investment banking fees that are contingent upon completion of specific milestones are considered variable and are not recorded until it is probable that a significant reversal of revenue will not occur.

Contract Balances and Costs
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. As of January 1, 2018 and December 31, 2018, there was no revenue deferred and no amounts receivable.

Direct costs associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2018, there were no reimbursable expenses or reimbursed expense income. At January 1, 2018 and December 31, 2018 there were no capitalized contract costs.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2018

7. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $54,232, which exceeded the requirement by $49,232.

8. **Subsequent Events**

   The Company has evaluated subsequent events through February 19, 2019, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Demeter Advisory Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2018

Net Capital		
Member's equity	$	63,275
Less: Non-allowable assets		
Prepaid expenses and other assets		9,043
Net Capital		54,232
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $11,412 or $5,000, whichever is greater		5,000
Excess Net Capital	$	49,232

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2018)

There were no material differences noted in the Company's net capital
computation at December 31, 2018.

Demeter Advisory Group, LLC
Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Demeter Advisory Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 19, 2019



DEMETER GROUP

SEA 15c3-3 Exemption Report

I, Jeff Menashe, CEO of Demeter Advisory Group, LLC (the "Company"), represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Jeff Menashe
CEO

220 Halleck Street, Suite 220 – San Francisco, CA 94129 – 415 632 4400 Tel – 415 723 7408 Fax